



08000201

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 1 Press releases between December 19
- 2 Euronext Paris Notice dated December 6 and January 9
- 1 Disclosure of share buy-backs dated January 9
- 1 semi-annual update on the AL liquidity contract with Exane BNP Paribas
- 2 Free translation of Declaration to AMF on number of shares & voting rights
- 2 déclarations des opérations réalisées sur les titres de la Société.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris January 11, 2008
Name: Bruno de La Villarmois
Title: Relation Place

Encl.

dlw 1/15

FILE NO. 82-5224



SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 1 Press releases between December 19
- 2 Euronext Paris Notice dated December 6 and January 9
- 1 Disclosure of share buy-backs dated January 9
- 1 semi-annual update on the AL liquidity contract with Exane BNP Paribas
- 2 Free translation of Declaration to AMF on number of shares & voting rights
- 2 déclarations des opérations réalisées sur les titres de la Société.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris January 11, 2008
Name: Bruno de La Villarmois
Title: Relation Place

Encl.



AIR LIQUIDE

Paris, 19 December 2007

New investments in Europe

Contacts:

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18
Large Industries Business Line Communication
Catherine Henry
+33 (0)1 49 83 52 26

The Large Industries business line of Air Liquide

proposes **gas and energy solutions** to the world industrialists to improve the efficiency of their processes and to help them better respect the environment. Its main fields are:

- **refining and natural gas**: hydrogen to desulphurise fuels and to "break up" hydrocarbons, and oxygen to gasify oil residues...
- **chemistry**: air, hydrogen and carbon monoxide used for manufacturing, PVC for example,
- **metals**: oxygen to improve energy performance and to reduce emissions, and argon to manufacture stainless steel...
- **energy**: oxygen to transform coal and natural gas into fuel or liquid chemical products...

In 2006, its turnover reached **2,922 million euros.**

World production of steel has increased by more than 7% each year over the last few years, reaching 1.2 billion tonnes of raw steel in 2006. **As a result of this trend,** based on a demand which should continue to grow by more than 4% each year in the next few years, **Air Liquide will increase and modernise its production capacities in Europe in order to satisfy customers' needs.**

In this context, Air Liquide has recently signed a 15 year contract with ArcelorMittal, the world's leading steel company, for the renewal and extension of the supply of all of the **oxygen, nitrogen, argon and compressed gas** needs of its Dunkirk and Mardyck sites (France, Nord-Pas de Calais).

In response to the increasing demands of ArcelorMittal and the Dunkirk industrial basin, **Air Liquide will therefore invest in a new air separation unit (ASU) with a production capacity of 1,100 tonnes of oxygen per day** which will be integrated into its existing ASUs and its pipeline network. This new production unit will be put into use in the 4th quarter of 2009.

The new Air Liquide oxygen production unit will enable ArcelorMittal to increase its steel production capacity to **more than 7.5 million tonnes per year** and to **improve performances** of the Dunkirk site **in terms of energy efficiency and economy.**

In addition to this, **in 2009 Air Liquide will also put a new ASU into operation on its existing site in Fos sur Mer** (France, Bouches-du-Rhône) **with an oxygen, nitrogen and argon production capacity of 1,100 tonnes per day** to respond to the region's growing industrial demands in air gases and to modernise its production equipment.

Finally, a **new air gas production unit will also be put into operation at the end of 2009 on the Mons site** (Belgium, Wallonia), replacing the existing unit. This new unit with a production capacity of **1,100 tonnes of oxygen per day** will reduce electrical consumption by nearly 20% compared with the current consumption, thus contributing to Air Liquide's sustainable development objectives.

These three new units will be designed and manufactured by the Engineering and Construction Department of the Air Liquide Group and represent a total investment of 130 million euros.

Oxygen

is the most abundant element at the surface of the earth (89% water and 21% air). It is essential to life, but also to industry. Oxygen is used to reduce pollution emitted by combustion processes. In the field of healthcare, it is essential for the treatment of respiratory difficulties and plays a vital role in almost all medical procedures.

Guy Salzgeber, Vice-President European Operations and member of the Executive Committee, Air Liquide Group, commented: ***"These new investments respond to the high demands of the clients, who include steelmakers, refiners and chemical companies. They are part of the policy of Air Liquide, which will invest around 2 billion euros each year between 2007 and 2011, to accelerate its growth and to respect its commitments in terms of sustainable development."***


BELGIUM
Dunkerque
Brussels
Mons
Paris
FRANCE
Fos S/Mer

*With nearly **40,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation **L'AIR LIQUIDE**
PLACE:	Paris
AVIS N° :	PAR_20080109_00118_EUR
DATE:	09/01/2008
MARCHÉ:	Euronext Paris

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 33.048 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext à partir du 14/01/2008.

Ancien nombre de titres en circulation:	238.811.662
Nombre de titres à admettre:	33.048
Nouveau nombre de titres en circulation:	238.844.710
Origine:	levées d'options de souscription

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI	Code national:	

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares **L'AIR LIQUIDE**
LOCATION:	Paris
NOTICE:	PAR_20080109_00118_EUR
DATE:	09/01/2008
MARKET:	Euronext Paris

Increase of the number of outstanding ordinary shares

33.048 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext as of 14/01/2008:

Old number of outstanding shares:	238.811.662
Number of shares to be listed:	33.048
New number of outstanding shares:	238.844.710
Reason:	exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation
	L'AIR LIQUIDE
PLACE:	Paris
AVIS N° :	PAR_20071206_9993_EUR
DATE:	06/12/2007
MARCHÉ:	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 24829 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 10/12/2007.

Ancien nombre de titres en circulation:	238750919
Nombre de titres à admettre:	24829
Nouveau nombre de titres en circulation:	238775748
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares
	L'AIR LIQUIDE
LOCATION:	Paris
NOTICE:	PAR_20071206_9993_EUR
DATE:	06/12/2007
MARKET:	Eurolist by Euronext

Increase of the number of outstanding shares

24829 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed

on the market Eurolist by Euronext as of 10/12/2007:

Old number of outstanding shares:	238750919
Number of shares to be listed:	24829
New number of outstanding shares:	238775748
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****



AIR LIQUIDE

information

Paris, January 9, 2008

Disclosure of share buy-back transactions made by Air Liquide on its own shares between December 18 to 27, 2007 and total to date for 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
December 18	7,668	97.94€	751,003.92€
December 19	11,048	97.83€	1,080,825.84€
December 27	47,9441	101.88€	4,884,152.37€
Total period	66,657	100.75€	6,715,982.13€

Annual cumul	Number of shares	Weighted average price	Total amount €
January 1st to December 31	**5,779,000**	**92.25€**	**533,120,845€**

****

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...)** and **many other gases including hydrogen**, The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 50

www.airliquide.com

FILE NO. 82-5224

AIR LIQUIDE

informations

Paris, le 9 janvier 2008

Déclaration des transactions sur actions propres des 18 au 27 décembre 2007 et cumul 2007

Conformément à la réglementation relative aux rachats d'actions, Air Liquide déclare les transactions suivantes sur actions propres :

Séance de bourse	Nombre de titres	Prix moyen pondéré	Montant
18 décembre	7.668	97,94€	751.003,92€
19 décembre	11.048	97,83€	1.080.825,84€
27 décembre	47.9441	101,88€	4.884.152,37€
Total sur la période	66.657	100,75€	6.715.982,13€

Cumul annuel des achats	Nombre de titres	Prix moyen pondéré	Montant
1er janvier / 31 décembre	**5.779.000**	**92,25€**	**533.120.845€**

****

*Avec près de **40 000 salariés** dans **72 pays**, Air Liquide occupe une place de **leader mondial** des gaz industriels et médicaux et des services associés. Grâce à des solutions innovantes s'appuyant sur des technologies sans cesse renouvelées, Air Liquide produit des **gaz issus de l'air (oxygène, azote, argon, gaz rares...)** et d'autres gaz comme **l'hydrogène**. Le Groupe contribue ainsi à la fabrication de nombreux produits de la vie quotidienne : bulles dans les boissons gazeuses, atmosphères de préservation pour les aliments emballés, oxygène pour les hôpitaux et les patients soignés à domicile, gaz ultra purs pour fabriquer des semi-conducteurs, hydrogène pour enlever le soufre des essences...*

*Air Liquide contribue à la **préservation de la vie** et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide développe avec ses actionnaires des relations de confiance et de **transparence**, dans le respect des principes de **gouvernement d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu une **croissance régulière de ses résultats**. En 2006, son chiffre d'affaires s'est élevé à **10,949 milliards d'euros** dont près de 80% hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

Pour tout renseignement complémentaire, merci de contacter :

Service Actionnaires
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Relations Investisseurs
Virginia JEANSON ☎ + 33 (0)1 40 62 57 50

www.airliquide.com



information

Paris, January 11, 2008

Semi-annual update on the AIR LIQUIDE liquidity contract entered into with EXANE BNP PARIBAS

Under the liquidity contract entered into between AIR LIQUIDE and EXANE BNP PARIBAS, the following resources were listed in the liquidity account on December 31, 2007 (trading date):

137 623 AIR LIQUIDE shares

26,501,637.58 €

At the contract's inception (June 29, 2007), the following resources had been allocated to the liquidity account:

137 623 AIR LIQUIDE shares

18 048 580.28 €

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...)** and **many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

****

For further information, please contact:

Shareholder Services		***Investor Relations***	
Bernard Giroux	***☎ + 33 (0)1 40 62 54 42***	***Virginia JEANSON***	***☎ + 33 (0)1 40 62 57 50***

AIR LIQUIDE

informations

Paris, 11 janvier 2008

Bilan semestriel du contrat de liquidité AIR LIQUIDE contracté avec la Société EXANE BNP PARIBAS

Au titre du contrat de liquidité confié par la société AIR LIQUIDE à EXANE BNP PARIBAS, en date de dénouement du 31 décembre 2007, les moyens suivants figuraient au compte de liquidité :

57 237 titres AIR LIQUIDE
26 501 637,58 €

Il est rappelé que lors du dernier bilan semestriel (29 juin 2007) les moyens suivants figuraient au compte de liquidité :

137 623 titres AIR LIQUIDE
18 048 580.28 €

*Avec près de **40 000 salariés** dans **72 pays**, Air Liquide occupe une place de **leader mondial** des gaz industriels et médicaux et des services associés. Grâce à des solutions innovantes s'appuyant sur des technologies sans cesse renouvelées, Air Liquide produit des **gaz issus de l'air (oxygène, azote, argon, gaz rares...)** et d'autres gaz comme l'**hydrogène**. Le Groupe contribue ainsi à la fabrication de nombreux produits de la vie quotidienne : bulles dans les boissons gazeuses, atmosphères de préservation pour les aliments emballés, oxygène pour les hôpitaux et les patients soignés à domicile, gaz ultra purs pour fabriquer des semi-conducteurs, hydrogène pour enlever le soufre des essences...*

*Air Liquide contribue à la **préservation de la vie** et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide développe avec ses actionnaires des relations de confiance et de **transparence**, dans le respect des principes de **gouvernement d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu une **croissance régulière de ses résultats**. En 2006, son chiffre d'affaires s'est élevé à **10,949 milliards d'euros** dont près de 80% hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

****

Pour tout renseignement complémentaire, merci de contacter :

Service Actionnaires	***Relations Investisseurs***
Bernard GIROUX ☎ + 33 (0)1 40 62 54 42	***Virginia JEANSON ☎ + 33 (0)1 40 62 57 50***

www.airliquide.com



informations

Paris, December 5, 2007

FREE TRANSLATION OF DECLARATION TO AMF ON NUMBER OF SHARES & VOTING RIGHTS

Declaration Date:	11/30/2007
Total Number of Shares:	238.750.919
Total number of Voting Rights:	238.750.919
Reason for variation:	Exercise of options and cancellation of shares
Date:	11/30/2007
Previous Declaration:	10/31/2007
Total Number of Shares:	242.233.044
Total Number of Voting Rights:	242.233.044

****

*With nearly **38,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**, The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ **+ 33 (0)1 40 62 54 42**

Investor Relations
Virginia JEANSON ☎ **+ 33 (0)1 40 62 57 50**

www.airliquide.com

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tél. : 01 53 45 62 48 / 77 Fax : 01 53 45 62 68

En application de l'article L. 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L. 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : ......**BURAY Geneviève**..
  - Tel : ...**01 40 62 52 63**............ Fax : ...**01 40 62 54 65**. Email : **genevieve.buray@airliquide.com**

- **Société déclarante :**
  - Dénomination sociale : ....**L'AIR LIQUIDE**...
  - Adresse du siège social : ......**75 Quai d'Orsay – 75007 PARIS**.. .
  - Marché Réglementé (Eurolist) :

☑ *Compartiment A* ☐ *Compartiment B* ☐ *Compartiment C*

1. **Nombre total d'actions composant le capital de la société déclarante : ...238.750.919**.....................

2. **Nombre total de droits de vote de la société déclarante incluant les droits de vote suspendus (droits de vote bruts ou théoriques) : ....238.750.919**...................................
   (comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

   - Origine de la variation : ......**Levée d'options et annulation d'actions**...
   - Date à laquelle cette variation a été constatée : ...**30/11/2007**...

   Lors de la précédente déclaration en date du **31/10/2007**

   - le nombre total d'actions était égal à ......**242.233.044**...
   - le nombre total de droits de vote était égal à ...**242.233.044**...

3. **Nombre total de droits de vote de la société déclarante hors droits de vote suspendus (droits de vote nets ou exerçables) :**...
   (Les sociétés peuvent publier le nombre total de droits de vote sur la base de l'ensemble des actions auxquelles sont attachées des droits de vote effectivement exerçables ; il s'agit d'une information facultative).

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette. information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  ☑ OUI L'Article 9 des Statuts stipule que : Outre les obligations légales de déclaration à la société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

Fait à Paris le 5 décembre 2007......
Signature :
Bernard GIROUX
Direction du Service Actionnaires

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE
Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tél. : 01 53 45 62 48 / 77 Fax : 01 53 45 62 68

En application de l'article L. 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L. 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : ......**BURAY Geneviève**..
  - Tel : ...**01 40 62 52 63**............ Fax : ...**01 40 62 54 65**. Email : **genevieve.buray@airliquide.com**

- **Société déclarante :**
  - Dénomination sociale : ....**L'AIR LIQUIDE**...
  - Adresse du siège social : ....**75 Quai d'Orsay – 75007 PARIS**.. .
  - Marché Réglementé (Eurolist) :

  ☑ *Compartiment A* ☐ *Compartiment B* ☐ *Compartiment C*

1. **Nombre total d'actions composant le capital de la société déclarante :** ...**238.844.710**......................

2. **Nombre total de droits de vote de la société déclarante incluant les droits de vote suspendus (droits de vote bruts ou théoriques) :** ....**238. 844.710**...................................

   (comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

   - Origine de la variation : ......**Levée d'options** ....
   - Date à laquelle cette variation a été constatée : ...**31/12/2007**...

   Lors de la précédente déclaration en date du **5/12/2007**

   - le nombre total d'actions était égal à ......**238.750.919**...
   - le nombre total de droits de vote était égal à ...**238.750.919**...

3. **Nombre total de droits de vote de la société déclarante hors droits de vote suspendus (droits de vote nets ou exerçables)** :..

   (Les sociétés peuvent publier le nombre total de droits de vote sur la base de l'ensemble des actions auxquelles sont attachées des droits de vote effectivement exerçables ; il s'agit d'une information facultative).

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**

  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

  ☑ OUI L'Article 9 des Statuts stipule que : Outre les obligations légales de déclaration à la société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

Fait à Paris le 9 janvier 2008
Signature :
Bernard GIROUX
Direction du Service Actionnaires

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF



informations

Paris, January 9, 2007

FREE TRANSLATION OF DECLARATION TO AMF ON NUMBER OF SHARES & VOTING RIGHTS

Declaration Date:	12/31/2007
Total Number of Shares:	238.844.710
Total number of Voting Rights:	238. 844.710
Reason for variation:	Exercise of options
Date:	12/31/2007
Previous Declaration:	11/30/2007
Total Number of Shares:	238.750.919
Total Number of Voting Rights:	238.750.919

****

*With nearly **38,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**, The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 50

www.airliquide.com

FILE NO. 82-5224

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT BUONO Jean-Claude Directeur Général Délégué
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☒ Autres types d'instruments financiers ...... ☐
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession .... ☒ Souscription .... ☐ Échange .... ☐
5. DATE DE L'OPÉRATION 15/11/2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 92,28 €
8. MONTANT DE L'OPÉRATION 184.560,00 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

FILE NO. 82-5224

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT BUONO Jean-Claude Directeur Général Délégué
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☐ Autres types d'instruments financiers ...... ☒
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession .... ☐ Souscription .... ☒ Échange .... ☐
5. DATE DE L'OPÉRATION 14/11/2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 49,40 €
8. MONTANT DE L'OPÉRATION 98.800 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

END

FILE NO. 82-5224